

November 15, 2011

Via E-mail
William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
1150 Hillsboro Mile
Suite 1004 2-102
Hillsboro Beach, FL 33062

> **Re: Ballroom Dance Fitness, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed November 3, 2011**
> **File No. 333-167249**

Dear Mr. Forhan:

We have received your response to our comment letter to you dated October 10, 2011 and have the following additional comments.

General

1. Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

Changes in Certifying Accountant, page 36

2. Refer to the final paragraph under this heading. Please also refer to Item 304 (a) (2) of Regulation S-K.   If Hamilton is the newly engaged auditor, this disclosure should relate to any audits by and/or consultations with him. Instead, you have addressed consultations and/or audits with Pollard your former auditor. Please revise to comply with the above referenced guidance.

Statement of Operations, page F-3

3. In response to our comment number 2 from staff letter dated October 21, 2011, it appears you have removed <u>all</u> common share and per share information in error. Please revise your financial statements both on this page and on page F-13 to include common share and per share information only for those periods of the financial statements covering fiscal periods which are not cumulative. For example, you should include common share and per share information for the six months ended June 30, 2011 and 2010, but should

not include such information for the cumulative period from inception through June 30, 2011. Please revise.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.   You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel